Exhibit 99.1

Contact: Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Improves Third Quarter Net Income

ST. LOUIS, May 2, 2007 - Allied Healthcare Products, Inc. (NASDAQ: AHPI) reported that its net income increased about 17.8 percent to $278,000, or 4 cents per share, versus $236,000, or 3 cents per share, in its third quarter last year.

Net income for the first three quarters of fiscal 2007 declined 24.3 percent to $772,000, or 10 cents per share, from $1.02 million, or 13 cents per share, for the first three quarters of the prior year.

Sales for the third quarter were about $1 million lower than the prior year. However, lower sales were offset by increased margins.

Sales for the first three quarters decreased $628,000, to $42.5 million for this year versus $43.1 million the previous year. International sales orders increased more than $700,000 to almost $8.2 million for the current nine month period, led by gains in Europe and South America. Domestic sales orders for the three quarters declined slightly.

Negotiations with suppliers began to help offset increases in material costs in Allied’s third quarter, according to Earl Refsland, president and chief executive officer. Price increases on selected products also helped the company restore margins eroded by higher material costs in the last year. Pricing adjustments and supplier negotiations will continue, Refsland said.

The company reported that it has cash and equivalents at the end of the period of $2.7 million compared to $1.1 million at the end of the third quarter in the prior year.

Allied Healthcare Products, Inc., is a leading manufacturer of respiratory care products, medical gas equipment and emergency medical products used in a wide range of hospital and alternate care settings.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended,		Nine months ended,
	March 31,		March 31,
	2007	2006	2007	2006

Net sales	$13,703,784	$14,756,600	$42,455,176	$43,082,670
Cost of sales	10,251,494	11,352,190	31,966,606	32,130,802

Gross profit	3,452,290	3,404,410	10,488,570	10,951,868

Selling General and administrative expenses	3,003,928	2,992,446	9,286,343	9,194,558

Income from operations	448,362	411,964	1,202,227	1,757,310

Interest income	(25,844)	(9,311)	(82,071)	(35,986)
Other, net	9,328	8,861	(34,551)	28,854
	(16,516)	(450)	(116,622)	(7,132)

Income before provision
for income taxes	464,878	412,414	1,318,849	1,764,442

Provision for income taxes	187,198	176,257	546,381	745,190
Net income	$277,680	$236,157	$772,468	$1,019,252

Net income per share - Basic	$0.04	$0.03	$0.10	$0.13

Net income per share - Diluted	$0.03	$0.03	$0.10	$0.13

Weighted average common shares
Outstanding - Basic	7,883,577	7,849,910	7,873,460	7,837,132

Weighted average common shares
Outstanding - Diluted	8,077,696	8,068,817	8,071,832	8,057,166

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	March 31, 2007	June 30, 2006
ASSETS
Current assets:
Cash and cash equivalents	$2,714,275	$2,696,324
Accounts receivable, net of allowances
of $415,000 and $430,000, respectively	6,781,064	7,429,355
Inventories, net	12,786,333	11,491,305
Other current assets	369,753	224,853
Total current assets	22,651,425	21,841,837
Property, plant and equipment, net	10,805,016	11,252,934
Goodwill	15,979,830	15,979,830
Other assets, net	251,911	255,845
Total assets	$49,688,182	$49,330,446

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,394,054	$3,208,699
Deferred income taxes	670,705	689,942
Deferred revenue	465,000	465,000
Other accrued liabilities	2,437,638	2,834,495
Total current liabilities	6,967,397	7,198,136

Deferred revenue	1,123,750	1,472,500

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares
authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares
authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares
authorized; 10,187,069 shares issued at March 31, 2007
and 10,155,569 shares issued at June 30, 2006; 7,883,577
outstanding at March 31, 2007 and 7,852,077
shares outstanding June 30, 2006, respectively	101,871	101,556
Additional paid-in capital	47,422,624	47,258,182
Retained earnings	14,803,968	14,031,500
Less treasury stock, at cost; 2,303,492 shares at
March 31, 2007 and June 30, 2006, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	41,597,035	40,659,810
Total liabilities and stockholders' equity	$49,688,182	$49,330,446